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                                                      P R E S S   R E L E A S E
                                                          FOR IMMEDIATE RELEASE

                AETERNA HAS COMPLETED PATIENT RECRUITMENT FOR ITS
             INTERNATIONAL PHASE III CLINICAL TRIAL IN KIDNEY CANCER

                      Trial results expected in early 2003

QUEBEC CITY, QUEBEC, DECEMBER 18, 2001 - AEterna Laboratories Inc. (TSE: AEL;
NASDAQ: AELA) has completed patient recruitment for its international Phase III clinical trial in renal cell carcinoma. Some 280 patients are taking part in this trial at 50 investigative centres in 10 different countries in America and Europe. Conducted by an international team of oncology experts, the study aims to determine whether Neovastat can increase survival time in patients who have failed to respond to standard immunotherapy treatments. Trial results are expected in early 2003.

The announcement was made by Dr. Claude Hariton, Vice President, Clinical and Regulatory Affairs at AEterna during the company's Scientific Advisory Board meeting in Quebec City.

"We have reached a crucial milestone in Neovastat's clinical development program. It was of the utmost importance to complete patient recruitment within the set timelines in order to avoid any delays of this international study," said Dr. Hariton. "Neovastat is part of a late-stage clinical development program in oncology, which has already yielded encouraging safety and efficacy data in Phase II clinical trials, mainly in improving survival."

The lead investigators for this study are Dr. Gerald Batist, Director of the McGill Centre for Translational Research in Cancer and Professor at the Department of Oncology and Medicine at McGill University, Montreal, in Canada, Dr. Ronald Bukowski, Director of Experimental Therapeutics Program at the Cleveland Clinic Cancer Center in the United States, and Dr. Bernard Escudier, Head of Immunotherapy and Innovative Therapy Unit at the Institut Gustave Roussy in Villejuif, France, in Europe. All three of them expressed their satisfaction in the successful recruitment. "We wish to thank the oncologists on both continents for their remarkable work in recruiting patients at such a fast pace. Such a commitment from the international medical community is very encouraging. We are very much aware that this study allows us all the opportunity to participate in the development of a unique drug in a new and exciting therapeutic class of anticancer agents."

Dr. Hariton also presented the conclusions of the Data Safety Monitoring Board, an independent body of oncologists, which is responsible for evaluating patient safety and ensuring the integrity of this international Phase III trial in renal cell carcinoma. The Board stated that the safety profile of the study drug is acceptable to allow the trial to continue without adjustment.

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According to Gilles Gagnon, Vice President and Chief Operating Officer at
AEterna, "Our ability to conduct the clinical development program as scheduled, reinforces AEterna's status as possibly one of the first companies to bring an angiogenesis inhibitor to market."

ABOUT RENAL CELL CARCINOMA AND NEOVASTAT ONGOING TRIAL

Renal cell carcinoma is the most common type of kidney cancer in adults. There are about 34,000 new cases of renal cell carcinoma in North America each year and about 38,000 new cases in Europe. The five-year mortality rate for this disease is approximately 90%. The therapies currently available are effective in less than 20% of the cases and are associated with a large number of serious side effects.

AEterna's Phase III renal cell carcinoma cancer trial involves some 280 patients who have failed to respond to standard immunotherapy treatments. Patients will fall into one of two groups: one will be given Neovastat, while the second group will be given a placebo. Results of the trial which is currently conducted in 10 countries in America and Europe, are expected in early 2003.

ABOUT AETERNA AND NEOVASTAT

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a leader in the field of angiogenesis inhibitors. The Company's efforts are mainly focused on developing new cancer therapies.

AEterna's lead compound, Neovastat, is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer, and one Phase II trial for treatment of multiple myeloma, a form of blood cancer. These clinical trials are currently being held in more than 140 clinical institutions in America and Europe. Covance has been selected as the Contract Research Organization for ensuring the world-wide monitoring of the renal cell carcinoma and multiple myeloma trials.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq
(AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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FOR MORE INFORMATION, CONTACT:

MEDIA RELATIONS:
Paul Burroughs
Tel.: (418) 652-8525 ext. 406
Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com

INVESTOR RELATIONS:
CANADA
Jacques Raymond
Tel.: (418) 652-8525 ext. 360
Fax: (418) 577-7700
E-mail: jacques.raymond@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com